                                                                    EXHIBIT 99.1

                             FRESENIUS MEDICAL CARE

                                                             FRESENIUS MEDICAL CARE AG
                                                             INVESTOR RELATIONS
                                                             Else-Kroner-Str. 1
Investor News                                                D-61352 Bad Homburg

                                                             Contact:

                                                             Oliver Maier
                                                             --------------------------------------
                                                             Phone: + 49 6172 609 2601
                                                             Fax:  + 49 6172 609 2301
                                                             E-mail: ir-fms@fmc-ag.com
                                                             North America:
                                                             --------------------------------------
                                                             Heinz Schmidt
                                                             --------------------------------------
                                                             Phone: + 1 781 402 9000 Ext.: 4518
                                                             Fax:  + 1 781 402 9741
                                                             E-mail: ir-fmcna@fmc-ag.com
                                                             Internet: http://www.fmc-ag.com
                                                             MAY 15, 2002

     BAD HOMBURG, GERMANY -- MAY 15, 2002 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of Dialysis Products and Services, today announced that 8.97 million Preference shares (WKN 578 583 / ISIN Code DE 000578 583 6) have been listed at the official market of the Frankfurt Stock Exchange. These shares listed today were originally issued and placed completely in March 2000 in connection with a capital increase in kind for the acquisition of Franconia Acquisition LLC, a legal entity owned by five renowned institutional and other investors. Therefore, this listing does not involve the issuance of additional preference shares. Rather, the Company is fulfilling its contractual obligation to list the shares, as the 2 year lock-up period for the Franconia investors expired on March 2nd, 2002. The Franconia investors include, among others, affiliates of
(1) Welsh, Carson, Anderson & Stowe (WCAS), (2) Goldman, Sachs & Co., (3) SRS Capital LLC, (4) Dresdner Kleinwort Benson and (5) DB Capital Partners.

     Contemporaneously with the listing, affiliates of WCAS and Goldman, Sachs, the two lead investors in the Franconia transaction, informed the Company that they believe the Company is well-positioned in the dialysis market. They also indicated that subject to their right to evaluate their respective investments at any time, they do not have any present intention to make any disposition of their preference shares.

     Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,100,000 individuals worldwide. Through its network of approximately 1,400 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 106,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

     For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.

    This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the continued availability of financing and liquidity. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release. Users of this financial information should consider the types of events and transactions for which adjustments have been made.

                                      ****